UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TUESDAY MORNING CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

89904V 101
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,703

	8	SHARED VOTING POWER
99,135*

	9	SOLE DISPOSITIVE POWER
2,703

	10	SHARED DISPOSITIVE POWER
99,135*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,838*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes warrants to purchase 99,135 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022.
**This calculation assumes there are currently 5,945,145 shares of Common Stock outstanding, based on 178,354,379 shares of Common Stock outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2022, and giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022. This calculation includes the warrants to purchase 99,135 shares of Common Stock.

2/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
99,135*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
99,135*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,135*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

*Includes warrants to purchase 99,135 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022.
**This calculation assumes there are currently 5,945,145 shares of Common Stock outstanding, based on 178,354,379 shares of Common Stock outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2022, and giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022. This calculation includes the warrants to purchase 99,135 shares of Common Stock.

3/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

5/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

6/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners (Larkspur SPV), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
99,135*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
99,135*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,135*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants to purchase 99,135 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022.
**This calculation assumes there are currently 5,945,145 shares of Common Stock outstanding, based on 178,354,379 shares of Common Stock outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2022, and giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022. This calculation includes the warrants to purchase 99,135 shares of Common Stock.

7/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners (Equation) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
99,135*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
99,135*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,135*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes warrants to purchase 99,135 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022, and the pro rata distribution of shares and warrants between Osmium Partners and Tensile.

**This calculation assumes there are currently 5,945,145 shares of Common Stock outstanding, based on 178,354,379 shares of Common Stock outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2022, and giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022. This calculation includes the warrants to purchase 99,135 shares of Common Stock.

8/11

EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2021, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on September 14, 2022 (as amended by this Schedule 13D Amendment, the “Schedule 13D”) is being filed on behalf of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), Osmium Capital LP (“Fund I”), Osmium Capital II, LP (“Fund II”), Osmium Spartan, LP (“Fund III”), Osmium Partners (Larkspur SPV), LP (“Osmium Larkspur”), Osmium Partners (Equation) LLC (“Osmium Equation”) and John H. Lewis (together with Osmium Partners, Fund I, Fund II, Fund III, Osmium Larkspur and Osmium Equation,  the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”). The filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 6 of this Schedule 13D is hereby incorporated by reference.

ITEM 5.	Interest in Securities of the Issuer

(a) – (b)

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D Amendment are hereby incorporated by reference into this Item 5.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, other than the shares owned directly and of record by such Reporting Person. Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II and Fund III (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock directly owned by Fund I, Fund II and Fund III. Osmium Partners and Mr. Lewis may be deemed to share with Osmium Equation beneficial ownership of the shares of Common Stock beneficially owned by Osmium Equation and Osmium Larkspur.

(c)
On December 28, 2022, the Reporting Persons sold 87,269 shares of Common Stock at a price of $0.61. On December 29, 2022, the Reporting Persons sold 120,134 shares of Common Stock at a price of $0.595. On December 30, 2022, the Reporting Persons sold 60,000 shares of Common Stock at a price of $0.84.

Other than the sales of Common Stock in the open market transactions described above and the distribution of Common Stock described in Item 6, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past sixty (60) days.

(d)	Not applicable.

(e)	As a result of the transactions described herein, as of December 28, 2022, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

9/11

Removal of Tensile from Partnership and General Partner

On December 28, 2022, Osmium Equation and Tensile Capital Partners Master Fund LP (“Tensile”) entered into that certain Second Amended and Restated Limited Partnership Agreement, dated as of December 28, 2022, pursuant to which Tensile was removed as a limited partner of Osmium Larkspur. Pursuant to that certain Amended and Restated Operating Agreement of Osmium Partners (Equation) LLC, dated as of December 28, 2022, Tensile was also removed as a managing member of Osmium Equation, the general partner of Osmium Larkspur. As consideration for such removals, Tensile received a distribution of 472,110 shares of Common Stock and 234,199 warrants, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 29, 2022, of the Issuer held by Osmium Larkspur pro rata in accordance with Tensile's economic interests therein.

10/11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Partners (Equation) LLC
Osmium Partners (Larkspur SPV), LP

By:	/s/ John H. Lewis
John H. Lewis, for (i) himself, (ii) as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP and Managing
Member of Osmium Partners (Equation) LLC
and (iii) as a Managing Member of Osmium
Partners (Equation) LLC, as General Partner of
Osmium Partners (Larkspur SPV), LP

11/11